FOR IMMEDIATE RELEASE
Contact:  Karen J. Novak
          (Media Relations)
          (847) 982-5244
          C. David Hall
          (Investor Relations)
          (847) 982-5162


         U.S. ROBOTICS CORPORATION REPLACES RIGHTS PLAN


Skokie, Illinois -- May 9, 1996
U.S. Robotics Corporation
(NASDAQ:USRX) announced today that its Board of Directors approved the replacement of its stockholder rights plan with a new plan.
The new plan contains most of the important features of the existing plan. The replacement of the plan will be effected by a redemption of the existing rights and a dividend of the new rights. The redemption price for the existing rights and the dividend of the new rights will be paid to stockholders of record as of the close of business on May 31, 1996. The redemption price for the existing rights will be $.01 per right, and will be paid by check on or about May 31, 1996. Because of adjustments in connection with prior stock splits, each share of the Company's common stock now has associated with it one-fourth of an existing right, and each stockholder will receive an aggregate redemption price equal to $.0025 multiplied by the number of shares held by such stockholder on the record date.

     Casey Cowell, Chairman, President and Chief Executive Officer of the Company, noted that the replacement of the existing plan was in response to the significant increase in the market price of the Company's common stock since the plan was put in place.

     The distribution of the new rights is not taxable to stockholders. Initially, the rights are represented by the Company's common stock and are not exercisable. The new rights will be exercisable only if a person acquires, or announces a tender offer which would result in, ownership of 15% or more of the Company's common stock. The exercise price will be $500 per right (after taking into account the stock split effective May 10, 1996), subject to adjustment. If a person acquires beneficial ownership of 15% or more of the Company's common stock, all holders of rights other than the acquiring person will be entitled to purchase the Company's common stock at half-price. The Company may redeem the new rights at $.001 per right, subject to adjustment, at any time before someone becomes a 15% beneficial owner. The rights will expire on May 31, 2006. A summary of the new rights plan will be mailed to stockholders.

     U.S. Robotics is one of the world's leading suppliers of products and systems that provide access to information. The company designs, manufactures, markets and supports remote access servers, enterprise communications systems, desktop/mobile client products, modems and telephony products that connect computers and other equipment over analog, digital and switched cellular networks, enabling users to gain access to, manage and share data, fax and voice information. Its customers include Internet service providers, regional Bell operating companies, inter-exchange carriers and a wide range of other large and small businesses, institutions and individuals. The company's fiscal 1995 sales were $889.3 million; sales for the first six months of fiscal 1996 were $819.3 million.